Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined in this Exhibit 15.1 shall have the meanings ascribed to them in the Shell Company Report on Form 20-F to which this Exhibit 15.1 is attached.

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Description of the Business Combination

On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby.

For a description of the Business Combination, please see the sections entitled “The Business Combination” and “The Business Combination Agreement” included in the Form F-4 and incorporated by reference in this Report and the section entitled “Explanatory Note” in the Report.

Accounting Treatment of the Business Combination

As the first step within the Business Combination, AGSA undertook the Pre-Closing Restructuring which was accounted for as a capital reorganization whereby AGSA effected a series of transactions that resulted in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions are accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA continued to be a wholly owned subsidiary of AGSA.

The capital reorganization was followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) merged with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction was accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV was not considered a business as defined by IFRS 3 (Business Combinations) given it consisted predominantly of cash in the Trust Account. Under this method of accounting, GHV was treated as the “acquired” company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business comprises the ongoing operations of AMPSA; (ii) senior management comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

In accordance with IFRS 2, the difference in the fair value of the consideration, i.e. shares and warrants issued by AMPSA, for the acquisition of GHV over the fair value of the identifiable net assets of GHV represents a service for listing of AMPSA and was accounted for as a share-based payment expense. The consideration for the acquisition of GHV was determined using the closing prices of GHV’s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols “GRSV” and “GRSVW” in addition to the calculated fair value, using a Black Scholes valuation, of Private Placement Warrants, each as of the Closing Date.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020, give pro forma effect to the Business Combination as if it had occurred as of January 1, 2020. This information should be read in conjunction with the AMP Business’s audited combined financial statements and GHV’s audited financial statements, (as restated) respectively, and related notes, “AMPSA Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “GHV Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Selected Historical Combined Financial and Other Data of the AMP Business,” “Selected Historical Financial Data of GHV,” “The Business Combination,” and other financial information included elsewhere in the Form F-4 and incorporated by reference in this Report.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 has been prepared using the following:

•	AMP Business’s historical audited combined statement of financial position as of December 31, 2020, as included in the Form F-4 and incorporated by reference in this Report; and

•	GHV’s historical audited balance sheet (as restated) as of December 31, 2020, as included in the Form F-4 and incorporated by reference in this Report.

The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020 has been prepared using the following:

•	AMP Business’s historical audited combined income statement for the twelve months ended December 31, 2020, as included in the Form F-4 and incorporated by reference in this Report; and

•	GHV’s historical audited statement of operations (as restated) for the period from June 25, 2020 (inception) to December 31, 2020, as included in the Form F-4 and incorporated by reference in this Report.

The following table summarizes the pro forma weighted average number of Shares outstanding:

	(Shares)%
Replacement of GHV Class A Common Stock	52,500,000
Less: Redeemed Class A Common Stock	(22,324,173)
Public Shareholders (former GHV Class A stockholders)	30,175,827	5.0%
Replacement of GHV Class F Common Stock	13,125,000
Less: Forfeited Class F Common Stock	(3,281,250)
Class F Common Stock	9,843,750	1.6%
Total Shares to be issued to GHV stockholders	40,019,577	6.6%
PIPE Shares	69,500,000	11.5%
Shares to be issued to Ardagh Group S.A.	493,763,520	81.9%
Pro forma weighted average shares outstanding of AMPSA Shares—basic and diluted	603,283,097	100.0%

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the AMPSA’s actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of AMPSA following the Business Combination. The unaudited pro forma adjustments are based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used, including in respect of the matters further described in notes 14 and 15, to present the unaudited pro forma condensed combined financial information. Actual amounts as of the date of the consummation of the Business Combination might differ from the pro forma amounts presented below in the unaudited pro forma condensed statement of financial position below as of December 31, 2020, primarily as a result of 1) the timing of our investment in working capital which typically peak in the first quarter as a result of the seasonal demand pattern of beverage consumption, which generally peaks during the late spring and summer months and in the period prior to the winter holiday season, and 2) the timing of cash outflows in respect of capital expenditures including in relation to the announced business growth investment program.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of December 31, 2020

	AMP Business Historical	GHV Historical US-GAAP (As Restated)(1)	IFRS Conversion and Reclassification Adjustments(2)	Transaction Accounting Adjustments		Pro Forma Combined
	(in $ ’m)	(in $ ’m)	(in $ ’m)	(in $ ’m)		(in $ ’m)
Balance sheet
Non-current assets
Intangible assets	1,884	—	—	—		1,884
Property, plant and equipment	1,232	—	—	—		1,232
Derivative financial instruments	9	—	—	—		9
Deferred tax assets	88	—	—	—		88
Other non-current assets	4	—	525	(525	)(8)	4
Investments and cash held in Trust Account	—	525	(525)	—		—
	3,217	525	—	(525)		3,217
Current assets
Inventories	250	—	—	—		250
Trade and other receivables	368	—	—	—		368
Prepaid assets	—	—	—	—		—
Contract asset	139	—	—	—		139
Derivative financial instruments	23	—	—	—		23
Cash and cash equivalents	257	1	—	2,775	(4)	—
	—	—	—	(2,315	)(5)	—
	—	—	—	(11	)(7)	—
	—	—	—	302	(8)	—
	—	—	—	695	(10)	—
	—	—	—	(997	)(11)	—
	—	—	—	(86	)(12)	—
	—	—	—	(18	)(13)	603
	1,037	1	—	345		1,383
TOTAL ASSETS	4,254	526	—	(180)		4,600

	AMP Business Historical	GHV Historical US-GAAP (As Restated)(1)		IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $ ’m)	(in $ ’m)		(in $ ’m)		(in $ ’m)		(in $ ’m)
Equity attributable to owners of the parent
AMPSA
Issued capital	—	—		—		6	(5)	—
	—	—		—		—	(9)	—
	—	—		—		1	(10)	—
						—	(11)
	—	—		—		—	(14)	7
Share premium	—	—		—		4,844	(5)	—
	—	—		—		285	(9)	—
	—	—		—		694	(10)	—
						88	11)
	—	—		—		115	(15)	6,026
Other reserves	—	—		—		(5,560	)(5)	—
	—	—		—		48	(6)
	—	—		—		(280	)(14)
						65	(15)	(5,727)
Accumulated deficit	—	—		—		(11	)(7)	—
	—	—		—		(86	)(12)	—
	—	—		—		(180	)(15)	(277)
AMP Business
Invested capital attributable to the AMP Business	48	—		—		(48	)(6)	—
GHV—Stockholders’ equity:	—	—		—		—		—
Preferred stock	—	—	(1a)	—		—	(9)	—
Class A Common Stock	—	—	(1b)	—		—	(9)	—
Class F Common Stock	—	—	(1c)	—		—	(9)	—
Additional paid-in-capital	—	—		—		—	(9)	—
Accumulated deficit	—	(51)		34	(3b)	17	(9)	—
TOTAL EQUITY	48	(51)		34		(2)		29
Commitments and Contingencies:
Class A Common Stock subject to possible redemption	—	525		(525	)(3a)	—		—

	AMP Business Historical	GHV Historical US-GAAP (As Restated)(1)	IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)	(in $’m)		(in $’m)		(in $’m)
Non-current liabilities
Borrowings	2,793	—	525	(3a)	2,775	(4)	—
	—	—	—		(2,690	)(5)	—
					(223	)(8)
	—	—	—		(302	)(9)	2,878
Employee benefit obligations	219	—	—		—		219
Derivative financial instruments	2	—	—		—		2
Deferred tax liabilities	203	—	—		—		203
Provisions and other liabilities	20	—	—		280	(14)	300
Other non-current liabilities	—	—	18		(18	)(13)	—
Deferred underwriting compensation	—	18	(18)		—		—
	3,237	18	525		(178)		3,602
Current liabilities
Borrowings	42	—	—		1,085	(5)	—
	—	—	—		(1,085	)(11)	42
Derivative financial instruments	12	—	—		—		12
Trade and other payables	843	—	—		—		843
Accrued expenses, formation and offering costs	—	—	—		—		—
State franchise tax accrual	—	—	—		—		—
Private warrants derivative liability		13	(13	)(3b)
Public warrants derivative liability		21	(21	)(3b)
Income tax payable	59	—	—		—		59
Provisions	13	—	—		—		13
	969	34	(34)		—		969
TOTAL LIABILITIES	4,206	52	491		(178)		4,571
TOTAL EQUITY and LIABILITIES	4,254	526	—		(180)		4,600

GHV Historical Presentation (As Restated)

1)	The historical financial information of GHV was prepared in accordance with U.S. GAAP.

1a)	Represents Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding.

1b)	Represents GHV Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized.

1c)	Represents GHV Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 13,125,000 shares issued and outstanding at December 31, 2020.

IFRS Conversion and Reclassification Adjustments

2)	Reflects the reclassification adjustments to align GHV’s historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP’s financial statements prepared in accordance with IFRS.

3a)	Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of GHV’s historical mezzanine equity (Class A common stock, 52,500,000 shares at December 31, 2020 (at redemption value of $10.00 per share), subject to possible redemption) into borrowings within non-current liabilities.

3b)	Reflects the U.S. GAAP to IFRS adjustment related to the elimination of GHV’s historical derivative liabilities for public and private warrants. The Warrants issued in exchange for the GHV Warrants form part of the IFRS 2 expense further described in footnote 15 below.

Transaction Accounting Adjustments

4)	Reflects the proceeds from the Notes Offering net of deferred financing fees. The proceeds of the Euro notes issued thereby have been translated to USD using the December 31, 2020 spot exchange rate of $1.227, used to prepare the combined statement of financial position.

5)	Reflects the execution of the Pre-Closing Restructuring, with AGSA receiving the following consideration: 484,956,250 shares in AMPSA with a value of $4,850 million at a price per share of $10.00, reflected in issued capital at a par value of €0.01 and the remainder in share premium, a cash payment of $2,315 million equivalent and a promissory note issued by AMPSA in the amount of $1,085 million (the “AMPSA Promissory Note”). As part of the transfer, historical related-party debt of $2,690 million with AGSA is settled of which $1,741 million was settled as part of the aforementioned cash payment with the remainder reflected as a non-cash capital contribution. Following the transfers, the AMPSA Group carries forward the pre-combination predecessor book values of those acquired net assets and the liabilities assumed. The difference between the consideration paid for the acquired net assets and the liabilities assumed as recorded in AMPSA’s consolidated financial statements is recognized in other reserves. In addition, AGSA has the right to receive, upon the achievement of certain performance measures, the Earnout Shares. See footnote 14 for further details.

6)	Reflects a reclassification adjustment to align the components of invested capital in the combined financial statements of the AMP business prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A. with the presentation of the equity section within AMPSA’s consolidated financial statements.

7)	Represents non-recurring costs incurred in conjunction with the Pre-Closing Restructuring.

8)	Reflects (i) the withdrawal of funds from the Trust Account of $223 million following the exercise by GHV stockholders of their redemption rights with respect to 22,324,173 shares of GHV Class A Common Stock subject to redemption upon the consummation of the Merger, and (ii) the release of the remaining balance of $302 million of cash held in the Trust Account that has become available in connection with the Business Combination and, as a result, is classified as cash and cash equivalent.

9)	Reflects the issuance of shares in AMPSA in exchange for (i) the remaining $302 million of GHV Class A Common Stock subject to possible redemption following GHV stockholders exercising their redemption rights as detailed in footnote 8 and (ii) an accumulated deficit after the U.S. GAAP to IFRS adjustment referred to in footnote 3b above, of $17 million, in total reflected as an increase within issued capital at the par value of €0.01 and the remainder being an increase in share premium.

10)	Reflects the cash proceeds from the Subscribers that have committed to participate in the Business Combination by purchasing 69.5 million of AMPSA Shares in a private placement for an aggregate purchase price of $695 million reflected as an increase within issued capital at the par value of €0.01 per share with the remainder being an increase in share premium.

11)	Reflects the settlement of the AMPSA Promissory Note referred to in footnote 5 above. $997 million of the consideration payable to AGSA was settled in cash and the remaining $88 million were settled by the issuance of additional AMPSA Shares to AGSA, as a result of GHV stockholders exercising their redemption rights as detailed in footnote 8 and the Subscribers purchasing additional AMPSA Shares as detailed in footnote 10. The additional shares were issued to AGSA at $10.00 per share, reflected as an increase within issued capital at the par value per share of €0.01 and the remainder being an increase in share premium.

12)	Reflects the incurrence and settlement in cash of non-recurring transaction cost incurred by GHV and Ardagh and not accrued at December 31, 2020 including, but not limited to, advisory fees, legal fees, and registration fees, as those transaction costs need to be refunded to GHV and AGSA upon the consummation of the Business Combination.

13)	Reflects the cash settlement of GHV’s deferred underwriting compensation incurred as part of GHV’s initial public offering on August 10, 2020, expected to be paid upon consummation of the Business Combination.

14)	As described in footnote 5 and Section 3.6 of the Business Combination Agreement, Ardagh has a contingent right to receive, as a component of the AGSA Consideration, up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMPSA to AGSA subject to attainment of certain stock price hurdles over a five-year period from the 180th day following the closing of the Merger. In accordance with IAS 32 (Financial Instruments— Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited condensed combined pro forma statement of financial position. A valuation assessment was performed for the purpose of determining an estimate of the financial liability using a Monte Carlo simulation using key assumptions for: volatility; risk-free rate; and beginning AMPSA Share price. The estimated valuation of the liability as of December 31, 2020 was approximately $0.28 billion with the corresponding charge being directly reflected in other reserves. An increase or decrease in volatility of 5% would result in an increase or decrease in the liability of approximately $0.05 billion.

15)	The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of GHV represents a service for listing of the Shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is estimated to be $180 million, based on the calculation included in the below table using GHV market prices as of the Closing Date for both the Public Warrants to be automatically converted into Warrants and GHV Class A Common Stock to be exchanged for Shares to be issued by AMPSA. For the Private Placement Warrants to be automatically converted into Warrants, a valuation was performed as of the Closing Date for the purpose of determining the associated expense. The valuation applied a Black Scholes model, using key assumptions for volatility, risk-free rate and GHV Class A Common Stock price. Any increase or decrease in volatility of 5% or alternatively any increase or decrease in GHV Class A Common Stock price of 5%, leaving all other assumptions unchanged, would result in an increase or decrease in the fair value of the Private Placement Warrants of approximately $1 million or $2 million, respectively.

	Shares/Warrants	in $ millions
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total Shares to be issued to GHV stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares issued		424
Warrants to be issued
– GHV Private Placement Warrants	6,250,000
– GHV Public Warrants	10,499,984
Total Warrants to be issued to GHV Warrant holders	16,749,984
Fair value per Private Placement Warrant at the Closing Date	$2.59
Market value per Public Warrant at the Closing Date	$2.34
Fair value of warrants issued		41
Fair value of shares and warrants issued in consideration for combination		465
Net assets/(liabilities) of GHV at December 31, 2020		285
Difference—being IFRS 2 charge for listing services		180

PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020

	AMP Business Historical		GHV Historical US- GAAP (As Restated)(B)	IFRS Conversion and Reclassification Adjustments(C)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)		(in $’m)	(in $’m)		(in $’m)		(in $’m)
Revenue	3,451		—	—		—		3,451
Cost of sales	(2,896)		—	—		—		(2,896)
Gross profit	555		—	—		—		555
Sales, general and administration expenses	(176)		—	(1)		—		(177)
Professional fees and other expenses	—		(1)	1		—		—
State franchise taxes, other than income tax	—		—	—		—		—
Warrant liability expense			(11)	11	(D)
Allocated expense for warrant issuance cost			(1)	1	(D)
Intangible amortization	(149)		—	—		—		(149)
Exceptional operating items	(20	)(A)	—	—		(11	)(E)	—
	—		—	—		(86	)(F)	—
	—		—	—		(180	)(G)	(297)
Operating profit/(loss)	210		(13)	12		(277)		(68)
Net finance expense	(70)		—	—		50	(H)	(20)
Other income—interest and dividend income	—		—	—		—		—
Profit/(loss) before tax	140		(13)	12		(227)		(88)
Income tax (charge)/credit	(43)		—	—		(10	)(I)	(53)
Income tax benefit	—		—	—		—		—
Exceptional income tax credit	14		—	—		—		14
Profit/(loss) for the year attributable to equity holders	111		(13)	12		(237)		(127)
Weighted average shares outstanding of GHV Class A Common Stock—basic and diluted	N/A		39,789,750
Loss per share of GHV Class A Common Stock, basic and diluted	N/A		$(1.08)
Weighted average shares outstanding of GHV Class F Common Stock—basic and diluted	N/A		11,766,913
Loss per share of GHV Class F Common Stock, basic and diluted	N/A		$(1.08)
Weighted average shares outstanding of AMPSA Shares—basic and diluted								603,283,097
Loss per AMPSA Share, basic and diluted								$(0.21)

A)	The following table is a bridge between exceptional operating items as presented in the table above and items as presented in the columnar presentation of the income statement in the Combined Financial Statements of the AMP Business included in the Form F-4 and incorporated by reference in this Report.

AMP Business Historical
Exceptional items—cost of sales	7
Exceptional items—selling, general and administration expenses	13
Exceptional operating items	20

B)	The historical financial information of GHV (as restated) was prepared in accordance with U.S. GAAP and presents the period of June 25, 2020 (inception) to December 31, 2020.

C)	Reflects the reclassification adjustments to align GHV’s historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP’s financial statements prepared in accordance with IFRS.

D)	Reflects the elimination of any impact in GHV’s historical statement of operations related to the remeasurement of the derivative liabilities for public and private warrants, referenced in footnote (3b) above, as well as the elimination of warrant issuance cost.

E)	Represents non-recurring costs described previously in footnote 7, incurred in connection with the Pre-Closing Restructuring. These costs have been presented as an exceptional operating item in line with the accounting policy of the AMP Business.

F)	Reflects non-recurring transaction cost described previously in footnote 12, incurred in connection with the Business Combination (excluding those set out in footnotes 7 and D above). These costs have been presented as an exceptional operating item in line with the accounting policy of the AMP Business.

G)	Reflects the estimated non-recurring IFRS 2 charge described in footnote 15 reflecting the difference between the fair value of equity instruments held by GHV stockholders and the fair value of the GHV identifiable net assets. These costs have been presented as an exceptional operating item in line with the accounting policy of the AMP Business.

H)	Represents the pro-forma impact interest expense charge, (including amortization of deferred financing fees) on amounts raised in the Notes Offering net of the elimination of interest on related party borrowings which were eliminated as part of the Pre-Closing Restructuring. For pro forma purposes we have given effect to the interest on the Notes Offering from January 1, 2020. Euro denominated adjustments to pro forma net interest expense for the Notes Offering are translated at the twelve months average rate to December 31, 2020 of $1.14.

Year ended December 31, 2020
in $ millions
Interest on €450 million 2.00% Senior Secured Notes due 2028	10
Interest on $600 million 3.25% Senior Secured Notes due 2028	20
Interest on €500 million 3.00% Senior Unsecured Notes due 2029	17
Interest on $1,050 million 4.00% Senior Unsecured Notes due 2029	42
Amortization of deferred financing fees	7
Pro forma interest on Notes Offering	96
Less: interest on related party notes repaid/eliminated	(146)
Net interest saving	50

I)	Reflects the cumulative impact on the income tax charge of the above adjustments, based on the relevant statutory tax rates, on the assumption that the level of debt and finance expense in each territory is within generally accepted ranges.

COMPARATIVE PER SHARE DATA

The following table sets forth:

•	the historical comparative share information for GHV (as restated) for the year ended December 31, 2020 on a stand-alone basis;

•	the historical comparative share information of the AMP Business for the year ended December 31, 2020 on a stand-alone basis; and

•	pro forma combined per share information after giving effect to the Business Combination.

The Combined Financial Statements have been prepared on a carve-out basis from the consolidated financial statements of AGSA in accordance with IFRS and in its presentation currency of United States dollars. The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The historical financial statements of GHV have been prepared in accordance with U.S. GAAP in its functional and presentation currency of United States dollars.

The information is only a summary and should be read in conjunction with the historical information in the sections entitled “Selected Historical Financial Data of GHV” and “Selected Historical Combined Financial Data of the AMP Business” and the historical financial statements of GHV (as restated) and the AMP Business included in the Form F-4 and incorporated by reference in this Report. The pro forma combined per share information is derived from, and should be read in conjunction with, the information contained in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included in this Exhibit 15.1.

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project AMPSA’s results of operations or earnings per share for any future date or period following the Business Combination. The pro forma combined shareholders’ equity per share information below does not purport to represent what the value of GHV and AMPSA would have been had the companies been combined during the periods presented.

(in Dollars, in thousands, except share and per share data)

	AMP Business (Historical)(a)	GHV (Historical — As Restated)	Combined Pro Forma
Year Ended December 31, 2020
December 31, 2020 book value per share(b)	N/A	$(0.78)	$0.05
Cash dividends per share	N/A	N/A	N/A
Weighted averages shares:
Weighted average shares outstanding of AMPSA Shares—basic and diluted	N/A	N/A	603,283,097
Weighted average shares outstanding of GHV Class A Common Stock—basic and diluted	N/A	39,789,750	N/A
Weighted average shares outstanding of GHV Class F Common Stock—basic and diluted	N/A	11,766,913	N/A
Loss per share:
Loss per AMPSA Share, basic and diluted	N/A	N/A	$(0.21)
Loss per share of GHV Class A Common Stock, basic and diluted	N/A	$(1.08)	N/A
Loss per share of GHV Class F Common Stock, basic and diluted	N/A	$(1.08)	N/A

(a)	The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves.

(b)	Book value per share is calculated using the formula: Total stockholders’ equity divided by shares outstanding as of December 31, 2020.